

Michael B. George, CPA

April 17, 2021

To the Board of Directors and Shareholders
Arowana Media Holdings
20860 N. Tatum Blvd #300
Phoenix, AZ 85050

I have reviewed the accompanying balance sheet of Arowana Media Holdings, LLC ("Arowana") as of December 31, 2019 and 2020, and the related statements of income, change in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly I do not express such an opinion.

Management's Responsibility for the Financial Statements

All information included in these financial statements is the representation of the management. Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Michael B. George
Westlake, Ohio 44145
April 17, 2021

Mike George, CPA ◆ 159 Crocker Park Blvd, Suite 400 ◆ Westlake, OH 44145 ◆ 440.847.8001

AROWANA MEDIA HOLDINGS, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2020 & 2019

AROWANA MEDIA HOLDINGS, INC.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 and DECEMBER 31, 2019
(Unaudited)

AROWANA MEDIA HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2020 & 2019
(UNAUDITED)

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash	6	6
TOTAL CURRENT ASSETS	6	6
OTHER ASSETS		
Intangible Assets net of amortization (Note 3)	198,550	178,500
TOTAL ASSETS	198,556	178,506
LIABILITIES		
Accounts Payable	-	-
Note Payable (Note 7)	10,000	-
Due to Stockholder (Note 6)	15,886	5,720
TOTAL CURRENT LIABILITIES	25,886	5,720
TOTAL LIABILITIES	25,886	5,720
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred Stock $.0001 par value 50,000,000 Authorized 0 issued, and outstanding at December 31, 2020 and December 31, 2019 respectively	0	0
Common Stock, $.0001 par value 500,000,000 Authorized 11,555,555 issued and outstanding at December 31, 2020 and 11,111,111 at December 31, 2019 respectively	1,155	1,111
Additional paid-in-capital	177,389	177,389
Retained earnings	(5,874)	(5,714)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	172,670	172,786
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	198,556	178,506

The accompanying notes are an integral part of the financial statements.

AROWANA MEDIA HOLDINGS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2020 & 2019
(UNAUDITED)

		2020		2019
REVENUES:				
Sales	$		$	
TOTAL REVENUE				
COST OF SALES				
GROSS MARGIN				
OPERATING EXPENSES:				
Administrative expenses		116		699
Salaries		-		-
Professional Fees		44		5000
Amortization		-		-
Transfer Agent Fees		-		-
Total Operating expenses		160		5,699
NET OPERATING INCOME/ LOSS		(160)		(5,699)
OTHER INCOME/EXPENSES				
Finance and interest fees		-		-
NET INCOME (LOSS)	$	(160)	$	(5,699)
Basic and Diluted Loss per Common Share	$	(.000014)		(0.00051)
Weighted Average Number of Common Shares Outstanding		11,555,555		11,111,111

The accompanying notes are an integral part of the financial statements.

AROWANA MEDIA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2020 & 2019
(UNAUDITED)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income / (Loss)	$ (160)	$ (5,699)
Adjustments to reconcile net income (loss) to net cash provided (used) By operating activities:		
Changes in operating assets and liabilities:		
Amortization & Depreciation	-	-
(Increase)/decrease in accounts receivable		-
Increase/ (decrease) in accounts payable		-
Increase/ (decrease) in accrued salaries	-	-
Increase/ (decrease) in accrued interest payable	-	-
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(160)	(5,699)
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in Intellectual Property	20,000	
Acquisition of fixed assets		
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(20,000)	
CASH FLOWS FROM FINANCING ACTIVITIES		
(Decrease)/Increase in notes payable	10,000	
(Decrease)/Increase in Due from Stockholder	10,160	5,620
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	20,160	5,620
NET INCREASE (DECREASE) IN CASH	0	(79)
CASH AND EQUIVALENTS, BEGINNING OF PERIOD	6	85
CASH AND EQUIVALENTS, END OF PERIOD	$ 6	$ 6
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Common Stock Issued for Assets		1,111,111
Common Stock Issued for services	444,444	

The accompanying notes are an integral part of the financial statements.

AROWANA MEDIA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE TWELVE MONTHS ENDED DECEMBER 31 2020
(UNAUDITED)

	PREFERRED SHARES	VALUE	STOCK SHARES	COMMON VALUE	ADDITIONAL PAID IN CAPITAL	ACCUMULATED EQUITY / (DEFICIT)	TOTAL SHAREHOLDERS EQUITY/ (DEFICIT)
BALANCE DECEMBER 31,2017						0	0
COMMON STOCK ISSUED FOR ASSETS			10,000,000	$1,000	167,500		168,500
NET LOSS DECEMBER 31, 2018						$(15)	(15)
BALANCE DECEMBER 31, 2018	0	$0	10,000,000	$1,000	$167,500	$(15)	$168,485
COMMON STOCK ISSUED FOR ASSETS			1,111,111	$111	9,889		10,000
NET LOSS DECEMBER 31,2019						(5,699)	(5,699)
BALANCE DECEMBER 31,2019	0	$0	11,111,111	$1,111	$177,389	$(5,714)	$172,786
COMMON STOCK ISSUED FOR SERVICES			444,444	44			44
NET LOSS DECEMBER 31, 2020						(160)	(160)
BALANCE DECEMBER 31, 2020	0	$0	11,555,555	$1,155	$177,389	$(5,874)	$172,660

The accompanying notes are an integral part of the financial statements.

AROWANA MEDIA HOLDINGS, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 & 2019
(UNAUDITED)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. ORGANIZATION AND OPERATIONS

Arowana Media Holdings, Inc. (the "Company") is a corporation formed in Wyoming on October 16, 2018.
On October 16, 2018, the Company acquired all of the assets of Mike The Pike Productions, Inc. of Wyoming in exchange for 10,000,000 restricted shares of common stock. Concurrently with the Acquisition, the management of the Wyoming Corporation took control of the Board of Directors of the Company. On August 21, 2019 Mark B Newbauer contributed intellectual property in exchange for 1,111,111 restricted shares of common.

B. PRINCIPALS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Mike the Pike Entertainment LLC incorporated in the state of Wyoming. All material inter-company balances and transactions were eliminated upon consolidation.

C. BASIS OF ACCOUNTING

The Company utilizes the accrual method of accounting, whereby revenue is recognized when earned and expenses when incurred. The financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. As such, the financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and these adjustments are of a normal recurring nature.

D. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

E. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand; cash in banks and any highly liquid investments with maturity of three months or less at the time of purchase. The Company maintains cash and cash equivalent balances at several financial institutions, which are insured by the Federal Deposit Insurance Corporation up to $250,000.

F. COMPUTATION OF EARNINGS PER SHARE

Net income per share is computed by dividing the net income by the weighted average number of common shares outstanding during the period. Due to the net loss, the options and stock conversion of debt are not used in the calculation of earnings per share because the stock conversions and options are considered to be antidilutive.

G. INCOME TAXES

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are

expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's management has reviewed the Company's tax positions and determined there were no outstanding, or retroactive tax positions with less than a 50% likelihood of being sustained upon examination by the taxing authorities, therefore the implementation of this standard has not had a material effect on the Company.

H. REVENUE RECOGNITION

Revenue for license fees is recognized upon the execution and closing of the contract for the amount of the contract. Contract fees are generally due based upon various progress milestones. Revenue from contract payments are estimated and accrued as earned. Any adjustments between actual contract payments and estimates are made to current operations in the period they are determined.

I. FAIR VALUE MEASUREMENT

The Company determines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts reported in the balance sheet for cash, accounts receivable, inventory, accounts payable and accrued expenses, and loans payable approximate their fair market value based on the short-term maturity of these instruments.

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. US GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The established fair value hierarchy prioritizes the use of inputs used in valuation methodologies into the following three levels:

☐☐☐ Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and must be used to measure fair value whenever available.

☐☐☐ Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

☐☐☐ Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. For example, level 3 inputs would relate to forecasts of future earnings and cash flows used in a discounted future cash flows method.

J. STOCK-BASED COMPENSATION

The Company measures and recognizes compensation expense for all share-based payment awards made to employees, consultants and directors including employee stock options based on estimated fair values. Stock-based compensation expense recognized for the years ended December 31, 2020 and 2019 was $0 and $0 respectively. Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that vest during the period.

K. SALES AND ADVERTISING

The costs of sales and advertising are expensed as incurred. Sales and advertising expense was $0 and $0 for the years ended December 31, 2020 and 2019, respectively.

L. NEW ACCOUNTING PRONOUNCEMENTS

The Company reviews new accounting standards as issued. No new standards had any material effect on these financial statements. The accounting pronouncements issued subsequent to the date of these financial statements that were considered significant by management were evaluated for the potential effect on these consolidated financial statements. Management does not believe any of the subsequent pronouncements will have a material effect on these consolidated financial statements as presented and does not anticipate the need for any future restatement of these consolidated financial statements because of the retro-active application of any accounting pronouncements issued subsequent to December 31, 2020 through the date these financial statements were issued.

M. FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at costs and consists of furniture and fixtures, computers and office equipment. We compute depreciation using the straight-line method over the estimated useful lives of the assets. Expenditures for major betterments and additions are charged to the property accounts, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are charged to expense.

N. INTELLECTUAL PROPERTY

Intangible assets (intellectual property) are recorded at cost and are amortized over the estimated useful life of the asset. Management evaluates the fair market value to determine if the asset should be impaired at the end of each year.

O. IMPAIRMENT OF LONG-LIVED ASSETS

The Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life.
Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances.
An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

The Company depends upon capital to be derived from future financing activities such as subsequent offerings of its common stock or debt financing in order to operate and grow the business. There can be no assurance that the Company will be successful in raising such capital. The key factors that are not within the Company's control and that may have a direct bearing on operating results include, but are not limited to, acceptance of the Company's business plan, the ability to raise capital in the future, the ability to expand its customer base, and the ability to hire key employees to provide services. There may be other risks and circumstances that management may be unable to predict.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

NOTE 2 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2020 and December 31, 2019 consists of the following:

	DECEMBER 31, 2020		DECEMBER 31, 2020	
Furniture and Fixtures	$	0	$	0
Less: Accumulated Depreciation		0		0
Net Property and Equipment	$	0	$	0

Property and equipment are recorded at cost. Depreciation is computed on the straight-line method, based on the estimated useful lives of the assets of 5 years.

NOTE 3 – INTANGIBLE ASSETS

Intangible Assets at December 31, 2020 and December 31, 2019 consists of the following:

	DECEMBER 31, 2020	DECEMBER 31, 2019
Intangible Assets	$ 198,550	$ 178,500
Less: Accumulated Amortization		
Net Intangible Assets	$ 198,550	$ 178,500

Amortization expense for the Twelve months ended December 31, 2020 and 2019 was $0 respectively. At December 31, 2020 and December 31, 2019 the Company has determined that the intangible asset should not be impaired.

NOTE 4 –STOCKHOLDERS' EQUIY/ (DEFICIT)

AUTHORIZED SHARES & TYPES

The Company has authorized 50,000,000 shares of Preferred stock at a par value of $0.0001 at December 31, 2020.

The Company has authorized 500,000,000 shares of common stock at a par value of $0.0001 at December 31, 2020.

The Company relies on capital raised through loans, private placement memorandums to assist in the funding of operations.

NOTE 5 – INCOME TAXES

Deferred tax assets arising as a result of net operation loss carry forwards have been offset completely by a valuation allowance due to the uncertainty of their utilization in future periods.
Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Company's evaluation was performed for the tax years ended December 31, 2020 and 2018 for U.S. Federal Income Tax and for the State of Wyoming.

The Company has no net operating loss carry forwards.

The Company follows the provisions of uncertain tax positions. The Company recognized approximately no increase in the liability for unrecognized tax benefits.

The Company has no tax position at December 31, 2020 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

NOTE 6 – RELATED PARTY TRANSACTIONS

During the twelve months end December 31, 2020 and 2019, the Company's CEO had advanced $10,160 and $4,620, respectively of personal funds.

NOTE 7 – NOTE PAYABLE COMMITMENT

The Company has entered into a Simple Agreement for Future Equity, dated September 18, 2020 (the "SAFE"), pursuant to which, in exchange for $10,000, we issued to the investor the right to certain shares of the Company's capital stock subject to the terms therein. Upon the event of an equity financing in which the Company issues and sells shares of its preferred stock, the SAFE will automatically convert into shares of preferred stock having the same rights, privileges, preferences and restrictions as the preferred stock issued in such equity financing. The number of such shares of preferred stock to be issued upon conversion of the SAFE shall be equal to: $10,000 divided by either (i) the quotient of $3,250,000 divided by the Company's capitalization immediately prior to the equity financing, or (ii) the price per share of preferred stock issued in such equity financing, multiplied by 80%, whichever calculation results in the greater number of shares of preferred stock. Upon a liquidation event or a dissolution event, the SAFE will be automatically entitled to receive a portion of such proceeds. The Company anticipates entering into another Simple Agreement for Future Equity before the termination of this offering, on the same terms as the SAFE, for an investment of $100,000.

NOTE 8 - CONTINGENCIES

Certain literary rights were purchased on behalf of the Company on December 3rd, 2014 and the rights were assigned to the third party responsible for said purchase in exchange for passive participation in exploitation of the rights. The third party entity controls the rights of which the Company will receive 25% of net proceeds, if any, from exploitation of rights, if any, by the third party entity. The Company has a passive stake in the proceeds, if any, and is not required to fulfill any further objectives or conditions otherwise to secure its position. The Company will request Quarterly statements from the third party entity to ensure accountability throughout the relationship.

NOTE 9 - SUBSEQUENT EVENTS

Subsequent events were evaluated through February 24, 2021 which is the date the financial statements were available to be issued. On January 15th, 2020 the Company successfully negotiated terms for an Option for Purchase of the film, television, new media and video game rights to the iconic character and universe of *Vampirella*, in association with Dynamite Entertainment. Now that the Company has acquired the option or rights in the intellectual property, it will begin to develop the intellectual property. Company efforts in the development of the intellectual property are designed to increase the value of that intellectual property in the marketplace.

In April of 2020, 444,444 shares of restricted common stock were issued to Bevilacqua PLLC for services. In January of 2021, 296,296 shares of restricted common stock were issued to Bevilacqua PLLC in consideration for the deferment of payment due for services. In January of 2021, 19,260 shares of restricted common stock were issued to each of Catalyst Loanout Inc. and Sustainable Imagination, pursuant to Advisor Agreements in consideration for advisory services.
There were no additional events that would require additional disclosure at the time of financial statement presentation.